UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

 Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: October 28, 2013

Cementos Pacasmayo S.A.A. Announces Consolidated
Results for Third Quarter 2013

Lima, Peru, October 28, 2013 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Cementos Pacasmayo”) a leading Peruvian cement company, announced today its consolidated results for the third quarter (“3Q13”) and first nine months (“9M13”) periods ended September 30, 2013. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian Nuevos Soles (S/.).

Financial Highlights:

It is important to note the following highlights:

●	Cement sales volume increased 3.5% in 3Q13, compared to 3Q12

●	Gross margin increased from 38.8% in 3Q12 to 41.9% in 3Q13

●	Consolidated EBITDA increased 17.6% in 3Q13 compared to 3Q12 (S/. 90.2 million vs. S/. 76.7 million).

●	Consolidated EBITDA margin increased from 24.7% in 3Q12 to 26.8% in 3Q13

●	Operating profit increased 18.5% in 3Q13 compared to 3Q12

●	Net income rose 4.1% in 3Q13 compared to 3Q12

For more information please visit www.cementospacasmayo.com.pe/investors or contact:

In Lima: Manuel Ferreyros, CFO Claudia Bustamante, Head of Investor Relations Tel: (511) 317‐6000 ext. 2165 Email: cbustamante@cpsaa.com.pe	In New York: Rafael Borja / Melanie Carpenter i‐advize Corporate Communications, Inc. Tel: (212) 406‐3693 E‐mail: cementospacasmayo@i-advize.com

Third Quarter 2013 Earnings Release

	Financial and Operating Results
	3Q13	3Q12	% Var.		9M13	9M12	% Var.
In thousands of metric tons
Cement, concrete and blocks volume	623.8	602.7	3.5%		1,742.6	1,641.0	6.2%
Quicklime volume	12.3	23.5	-47.7%		48.9	79.9	-38.8%

In millions of S/.
Sales of goods	336.4	310.1	8.5%		923.0	852.9	8.2%
Gross profit	141.1	120.3	17.3%		395.8	328.0	20.7%
Operating profit	75.1	63.4	18.5%		222.0	168.2	32.0%
Net income	48.8	46.9	4.1%		117.3	116.7	0.5%
Net income of controller	49.7	47.8	4.0%		119.6	119.2	0.3%
Consolidated EBITDA	90.2	76.7	17.6%		263.1	205.5	28.0%
Cement EBITDA	93.4	80.1	16.6%		272.0	214.1	27.0%
Gross Margin	41.9%	38.8%	3.1	pp.	42.9%	38.5%	4.4	pp.
Operating Margin	22.3%	20.4%	1.9	pp.	24.1%	19.7%	4.4	pp.
Net income Margin	14.5%	15.1%	-0.6	pp.	12.7%	13.7%	-1.0	pp.
Net Income of Controller Margin	14.8%	15.4%	-0.6	pp.	13.0%	14.0%	-1.0	pp.
Consolidated EBITDA Margin	26.8%	24.7%	2.1	pp.	28.5%	24.1%	4.4	pp.
Cement EBITDA Margin	27.8%	25.8%	2.0	pp.	29.5%	25.1%	4.4	pp.

Third Quarter 2013 Earnings Release

Economic Overview for 3Q13:

During the 3Q13, has seen a slight slowdown in the economy, which has led the Central Bank to revise its projections for GDP growth to 5.5%. However, it is important to note that this level of growth remains robust and higher than the projected growth of most countries in the world.

One of the components that contributed to this slowdown is a decrease in the business confidence index. In July this index reached its lowest level in the last two years. However, in September this index showed an improvement and returned to positive optimistic levels, according to the Macroeconomic Expectations Survey produced by the Central Bank. This is a positive trend that is expected to continue to the end of the year.

In terms of investments, it is important to mention that announced private investment projects for the period 2013-2015 reached $45.6 billion in September, $3.6 billion greater than the figure reported in June according to the Central Bank.

Finally, in terms of self-construction, it is important to note that in a nationwide survey conducted by APOYO Consultoria in July of 2013, nearly 30% of households are planning to expand, remodel or finish building their house in the next twelve months, demonstrating the strength of the sector.

Source: Apoyo Consultoría

Third Quarter 2013 Earnings Release

Main Infrastructure Projects in the Northern Region:

The current government has expressed its intention to increase and accelerate investment in infrastructure. Thus, in June the government announced that it had earmarked approximately US$ 780 million for infrastructure works. Similarly, a bill was presented to Congress to extend the Public Works Tax Deduction Law, a mechanism that allows companies to finance public investment projects in exchange for the payment of the Income Tax. These measures seek to accelerate the participation of the private sector in these projects, having undertaken S/. 159.6 million in the first six months of the year (55% more than in the same period of the previous year) and is expected to reach S/. 600 million by year-end (more than four times the investment of 2012).

This potential increase in infrastructure investment generates a direct positive impact on the demand for cement. Bearing in mind the natural geographic segmentation of the market, we can infer that the vast majority of public and private infrastructure projects in the northern region would be served by Cementos Pacasmayo. It is important to mention that the Council of Ministers recently approved the financing of Corporación Andina de Fomento (CAF) to fund the hydraulic works of the Chavimochic project in the northern region, an important project due to its large size and demand for cement. Below is a list of what we consider to be the main projects according to their remittance of execution and amount of cement required:

Infrastructure Projects
Infrastructure Projects	Region	State	Start Date
Quitaracsa Hydroelectric Plant	Ancash	Execution	2011
Chonta Dam	Cajamarca	Execution	2013
High Complexity Essalud Hospital	La Libertad	Execution	2012
Construction of Evitamiento Highway	La Libertad	Execution	2013
Improvement of Chiclayo Airport	Lambayeque	Execution	2013
Olmos Irrigation Project	Lambayeque	Execution	2013
Alto Piura Huancabamba y Ayabaca Highway	Piura	Execution	2012
Paita Port	Piura	Execution	2012
Alto Piura Tunnel	Piura	Execution	2013
IIRSA Norte Highway	Various	Execution	2011
Improvement of the Talara Refinery	Piura	PES approved*	2016
Zaña Hydroelectric Plant	Cajamarca	Feasability	2014
Chadin Hydroelectric Plant	Cajamarca	Feasability	Undefined
Chavimochic Irrigation Project	La Libertad	Call	2014

*PES – Preliminary Environmental Studies

Third Quarter 2013 Earnings Release

Peruvian Cement Industry Overview:

Cement production in Peru is naturally segmented between three geographic regions: the northern region, the central region (including the Lima Metropolitan Area), and the southern region. Cementos Pacasmayo is the only cement manufacturer in the northern region of Peru. UNACEM mainly supplies the central region, while Cementos Yura and Cementos Sur operate in the southern region.

Cementos Pacasmayo supplies all cement needs in the northern region of Peru, which, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represented 23.2% of the country’s population and 14.8% of national Gross Domestic Product (“GDP”) in 2012.  During the four-year period between June 2009 LTM and June 2013 LTM, total cement consumption in Peru grew at a Compound Annual Growth Rate (‘CAGR”) of 12.5% according to INEI, driven by the country’s economic growth and, to a lesser extent, by spending in infrastructure. In the northern region, cement consumption grew at a CAGR of 11.9% during the same period. Despite this growth, Peru continues to have a significant housing deficit, estimated at 1.9 million households throughout the country by the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented base of consumers that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

Peruvian Cement Market
Shipments by plant and market share

Source: INEI

Third Quarter 2013 Earnings Release

Operating Results:

Production:

Cement Production Volume
(thousands of metric tons)

	Production
	3Q13	3Q12	% Var.	9M12	9M13	% Var.
Pacasmayo Plant	555.2	556.5	-0.2%	1,563.5	1,482.0	5.5%
Rioja Plant	69.9	48.9	42.9%	167.9	149.9	12.0%
Total	625.1	605.4	3.3%	1,731.4	1,631.9	6.1%

The volume of cement production in the Pacasmayo plant in 3Q13 remained flat compared to 3Q12, and increased 5.5% during 9M13 compared with 9M12.

Cement production volume in the Rioja Plant increased 42.9% in 3Q13 compared with 3Q12, and 12.0% during 9M13 compared with 9M12 due to initiation of operations of the plant’s expanded capacity.

In addition, during 9M13 total cement production volume rose 6.1% compared to the same period in 2012.

Clinker Production Volume
(thousands of metric tons)

	Production
	3Q13	3Q12	% Var.	9M12	9M13	% Var.
Pacasmayo Plant	268.4	308.7	-13.1%	864.8	875.6	-1.2%
Rioja Plant	46.4	39.7	16.9%	138.6	119.5	16.0%
Total	314.8	348.4	-9.6%	1,003.4	995.1	0.8%

Total clinker production volume decreased 13.1% in 3Q13 compared to 3Q12 mainly due to the stoppages of the vertical kilns in the Pacasmayo plant.  This was mainly explained by unscheduled stops of one of the cement mills. It is important to highlight that up to date the vertical kilns, as well as the mill, are fully operational. As a result, during 3Q13, the Company used 139.5 thousand MT of imported clinker, 29.2% more than 3Q12 when 108 thousand MT were used. During 9M13, total clinker production was in-line with the same period in 2012.

Quicklime Production Volume
(thousands of metric tons)

	Production
	3Q13	3Q12	% Var.	9M12	9M13	% Var.
Pacasmayo Plant	14.7	22.4	-34.4%	50.6	81.0	-37.5%

Quicklime production volume decreased 34.4% in 3Q13 compared with 3Q12, while for 9M13 this figure decreased 37.5% compared with the same period in 2012, mainly explained by lower demand from the Company’s clients.

Third Quarter 2013 Earnings Release

Given the lower demand, the Waeltz kiln has been shut down. Quicklime is mainly used in the mining industry, which has decreased its production due to lower metal prices.

Installed Capacity:

Installed Cement and Clinker Capacity

Annual installed cement capacity at the Pacasmayo plant remained stable at 2.9 million metric tons. Annual installed cement capacity at the Rioja plant remained stable at 0.44 million metric tons.

Furthermore, the annual installed clinker capacity at the Pacasmayo plant remained stable at 1.5 million metric tons. The annual installed clinker capacity at the Rioja plant remained stable at 0.28 million metric tons.

Utilization Rate:

Pacasmayo Plant Utilization Rate1

	Utilization Rate
	3Q13	3Q12	% Var.	9M13	9M12	% Var.
Cement	76.6%	76.8%	-0.2 pp.	71.9%	68.0%	3.9 pp.
Clinker	71.6%	82.3%	-10.7 pp.	76.9%	77.6%	-0.7 pp.
Quicklime	24.5%	37.4%	-12.9 pp.	28.1%	44.9%	-16.8 pp.

The utilization rate of cement production at the Pacasmayo plant remained at similar levels during 3Q13 as those for 3Q12, reaching a rate of 76.6%. Likewise, the utilization rate of cement production in 9M13 increased 3.9 percentage points reaching a ratio of 71.9%. These increases were mainly due to greater usage of the Company’s equipment to meet growing demand in the northern region of Peru.

The utilization rate of clinker production in 3Q13 decreased 10.7 percentage points compared with 3Q12, reaching a rate of 71.6%, for the reasons explained above.

Furthermore, the utilization rate of quicklime production decreased 12.9 percentage points during 3Q13, compared with 3Q12, and 16.8 percentage points in 9M13 compared with the same period in 2012, due to a decline in demand as a consequence of lower metal prices.

Rioja Plant Utilization Rate2

	Utilization Rate
	3Q13	3Q12	% Var.	9M13	9M12	% Var.
Cement	63.5%	97.8%	N/R	50.9%	99.7%	N/R
Clinker	66.3%	79.4%	N/R	66.0%	79.5%	N/R

_________________________________

1-2 The utilization rates are calculated by dividing production in a given period over nominal installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by 4.

Third Quarter 2013 Earnings Release

The utilization rate of cement production at the Rioja plant reached 63.5% in 3Q13 and 50.9% in 9M13. Utilization rates are not comparable with 3Q12 and 9M12 due to the increase of more than 100% in installed capacity for cement production in 2Q13.

The utilization rate of clinker reached 66.3% in 3Q13 and 66.0% in 9M13. This is mainly due to an increase in the capacity of clinker production during 2Q13.

Financial Results:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results (in millions of Nuevos Soles S/.)

	Income Statement
	3Q13	3Q12	% Var.	9M13	9M12	% Var.
Sales of goods	336.4	310.1	8.5%	923.0	852.9	8.2%
Gross Profit	141.1	120.3	17.3%	395.8	328.0	20.7%
Total operating expenses, net	-66.0	-56.9	16.0%	-173.8	-159.8	8.8%
Operating Profit	75.1	63.4	18.5%	222.0	168.2	32.0%
Total other expenses, net	-4.1	4.8	N/R	-51.6	-2.2	N/R
Profit before income tax	71.0	68.2	4.1%	170.4	166.0	2.7%
Income tax expense	-22.2	-21.3	4.2%	-53.1	-49.3	7.7%
Net Income	48.8	46.9	4.1%	117.3	116.7	0.5%
Non-controlling interests	-0.9	-0.9	0.0%	-2.3	-2.5	-8.0%
Net Income of controlling interest	49.7	47.8	4.0%	119.6	119.2	0.3%

It is important to mention that net income in 9M13 was negatively affected by exchange rate fluctuations which are reflected in the Other Expenses line in the table above. The exchange rate increased from S/. 2.589 per US$ 1.00 as of March 31, 2013 to S/. 2.782 per US$ 1.00 as of September 30, 2013 (7.5%). This variation was mainly due to the Company’s debt of US$300 million, excluding a cash position of approximately US$ 122 million.

Sales of Goods:

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: Cement, concrete and blocks (in millions of Nuevos Soles S/.)

	Cement, concrete and blocks
	3Q13	3Q12	% Var.	9M13	9M12	% Var.
Sales of goods	298.0	259.9	14.7%	817.0	698.5	17.0%
Cost of Sales	-160.0	-143.5	11.5%	-431.3	-384.7	12.1%
Gross Profit	138.0	116.4	18.6%	385.7	313.8	22.9%
Gross Margin	46.3%	44.8%	1.5 pp	47.2%	44.9%	2.3 pp

Sales of cement, concrete and blocks increased 14.7% in 3Q13 compared with 3Q12, mainly driven by strong demand in the northern region of Peru, a trend that continues since 2012.

Third Quarter 2013 Earnings Release

Peru’s GDP grew 5.7% during 3Q13 and construction GDP grew approximately 7.9% according to Apoyo Consultoría.

Similarly, the “self-construction” segment continues to drive sales as a result of the economic growth seen in the northern region of Peru. Additionally, favorable financing conditions and the generation of quality jobs drove growth in private consumption leading to increased cement sales volume.

Sales and gross profit for cement, concrete and blocks during 3Q13 were comprised as follows:

Sales growth of the cement, concrete and blocks segment during 3Q13 was primarily driven by an increase in cement and concrete sales which rose 11.6% and 33.4% respectively, when compared with the same period in 2012.

Gross profit for the cement, concrete and block segment increased by S/. 21.6 million in 3Q13 compared with 3Q12.

It is important to note that gross margin for this segment increased 1.5 percentage points in 3Q13 compared with 3Q12, despite a larger consumption of imported clinker, as mentioned above.

Third Quarter 2013 Earnings Release

Sales: Construction Supplies3 (in millions of Nuevos Soles S/.)

	Construction Supplies
	3Q13	3Q12	% Var.	9M13	9M12	% Var.
Sales of goods	30.3	37.5	-19.2%	77.7	111.6	-30.4%
Cost of Sales	-29.3	-36.6	-19.9%	-75.1	-108.1	-30.5%
Gross Profit	1.0	1.0	0.0%	2.6	3.5	-25.7%
Gross Margin	3.3%	2.7%	0.6 pp	3.3%	3.1%	0.2 pp

During 3Q13, sales of construction supplies decreased 19.2% compared with 3Q12 primarily due to increased competition in this segment. However, gross margin increased 0.6 percentage points during 3Q13 compared with 3Q12.

Similarly, during 9M13 sales decreased 30.4%, whereas gross margin increased 0.2 percentage points compared with the same period in 2012.

Sales: Quicklime (in millions of Nuevos Soles S/.)

	Quicklime
	3Q13	3Q12	% Var.	9M13	9M12	% Var.
Sales of goods	6.9	12.1	-43.0%	26.3	41.6	-36.8%
Cost of Sales	-5.0	-9.2	-45.7%	-19.2	-30.9	-37.9%
Gross Profit	1.9	2.9	-34.5%	7.1	10.7	-33.6%
Gross Margin	27.5%	24.0%	3.5 pp.	27.0%	25.7%	1.3 pp.

Quicklime sales decreased 43.0% in 3Q13 compared with 3Q12, and decreased 36.8% comparing 9M13 with the same period in the previous year due to the decline in demand mentioned above. Nevertheless, gross margin increased 3.5 percentage points during 3Q13 compared with 3Q12, and increased 1.3 percentage points in 9M13 compared with 9M12. The improvement in the gross margin was mainly due to lower consumption of energy and decreased fixed costs, as well as higher prices.

_________________________________
3 Construction supplies include the following products: steel rebars, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

Third Quarter 2013 Earnings Release

Operating Expenses:

Administrative expenses (in millions of Nuevos Soles S/.)

	Administrative expenses
	3Q13	3Q12	% Var.	9M13	9M12	% Var.
Personnel expenses	32.2	22.4	43.8%	79.1	63.3	25.0%
Third-party services	17.6	21.1	-16.6%	47.6	55.3	-13.9%
Board of directors	1.4	1.2	16.7%	4.2	3.9	7.7%
Depreciation and amortization	4.1	1.9	N/R	10.1	8.1	24.7%
Other	3.4	3.2	9.4%	9.4	9.5	-1.1%
Total	58.7	49.8	17.9%	150.4	140.1	7.4%

During 3Q13, administrative expenses increased 17.9% compared with 3Q12, mainly due to one-time items such as severance packages and a reclassification of costs to expenses. Similarly, administrative expenses increased 7.4% in 9M13 compared with the same period in 2012, mainly due to the reasons explained above.

Selling and distribution expenses (in millions of Nuevos Soles S/.)

	Selling and distribution expenses
	3Q13	3Q12	% Var.	9M13	9M12	% Var.
Personnel expenses	3.2	3.7	-13.5%	10.4	10.2	2.0%
Advertising and promotion	3.0	2.3	30.4%	8.7	7.6	14.5%
Other	1.4	1.7	-17.6%	2.9	3.8	-23.7%
Total	7.6	7.7	-1.3%	22.0	21.6	1.8%

During 3Q13, selling and distribution expenses remained stable compared with 3Q12. In the same manner the selling and distribution expenses remained stable comparing 9M13 with the same period in 2012. It is important to note that the total amount spent on advertising and promotions is less than 1% of sales.

Third Quarter 2013 Earnings Release

EBITDA Reconciliation:

Consolidated EBITDA (in millions of Nuevos Soles S/.)

	Consolidated EBITDA
	3Q13	3Q12	Var %.	9M13	9M12	Var %.
Net Income	48.8	46.9	4.1%	117.3	116.7	0.5%
+ Income tax expense	22.2	21.3	4.2%	53.1	49.3	7.7%
- Finance income	-6.5	-5.7	14.0%	-21.5	-17.9	20.1%
+ Finance costs	9.6	0.4	N/R	27.1	18.9	43.4%
+/- Net loss from exchange rate	1.0	0.5	N/R	46.0	1.2	N/R
+ Depreciation and amortization	15.1	13.3	13.5%	41.1	37.3	10.2%
Consolidated EBITDA	90.2	76.7	17.6%	263.1	205.5	28.0%
EBITDA from FdP and Salsud *	3.2	3.4	-5.9%	8.9	8.6	3.5%
Cement EBITDA	93.4	80.1	16.6%	272.0	214.1	27.0%

* Corresponds to EBITDA from projects for Fosfatos del Pacifico and Salmueras Sudamericanas which are not linked to the cement business and are currently in pre-operating stages, therefore they are not generating revenues.

Consolidated EBITDA increased 17.6%, equivalent to S/. 13.5 million in 3Q13 compared with 3Q12, reaching a consolidated EBITDA of S/.  90.2 million. Similarly, during 9M13 consolidated EBITDA increased 28.0% equivalent to an increase of S/. 57.6 million compared to 9M12.

Cash and Debt Position:

Consolidated Cash (in millions of Nuevos Soles S/.)

As of September 30, 2013, the Company’s cash position was S/. 1,063.7 million (US$ 382.4 million). This balance includes certificates of deposit for S/. 650.0 million (US$ 233.6 million) distributed as follows:

	Amount (S/.)	Interest Rate	Initial Date	Maturity Date
BBVA Banco Continental	S/. 125.0	3.60%	February 27, 2013	February 24, 2014
BBVA Banco Continental	S/. 102.0	3.80%	June 27, 2013	December 24, 2013
Banco de Crédito del Perú	S/. 80.0	3.83%	August 19, 2013	November 15, 2013
Banco de Crédito del Perú	S/. 80.0	3.83%	August 19, 2013	November 15, 2013
BBVA Banco Continental	S/. 50.0	3.83%	September 25, 2013	October 9, 2013
BBVA Banco Continental	S/. 50.0	3.75%	September 25, 2013	November 15, 2013
BBVA Banco Continental	S/. 30.0	3.60%	September 16, 2013	October 1, 2013
BBVA Banco Continental	S/. 30.0	3.60%	September 16, 2013	October 1, 2013
Banco de Crédito del Perú	S/. 20.0	3.85%	September 27, 2013	October 28, 2013
Banco de Crédito del Perú	S/. 13.0	3.70%	September 26, 2013	October 21, 2013
Banco de Crédito del Perú	S/. 10.0	3.85%	September 27, 2013	October 28, 2013
Banco de Crédito del Perú	S/. 4.0	3.70%	September 26, 2013	Otober 21, 2013
Banco de Crédito del Perú	S/. 4.0	3.85%	September 27, 2013	October 28, 2013
Others	S/. 52.0
Total	S/. 650.0

Other deposits include term deposits in Peruvian Nuevos Soles and in U.S. Dollars held by the Company’s subsidiaries.

Third Quarter 2013 Earnings Release

The remaining balance of S/. 413.7 million (US$ 148.7 million) is held in Company bank accounts, including mainly around US$ 122 million held in a foreign bank account.

Debt Position:

Consolidated Debt (in millions of Nuevos Soles S/.)

As of September 30, 2013, the Company reported total outstanding debt of S/. 834.6 million (US$ 300 million), which corresponded to the international issuance conducted in February 2013. The Notes have a coupon of 4.50% with a maturity of 10 years bullet.

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest:
	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	-	-	-	834.6	834.6
Future interest payments	37.6	75.1	75.1	169.0	356.8
Total	37.6	75.1	75.1	1,003.6	1,191.4

Capex

Capex (in millions of Nuevos Soles S/.)

As of September 30, 2013, the Company invested S/. 152.0 million (US$ 54.6 million), allocated to the following projects:

Projects	9M13
New Piura Plant	44.7
Phosphate Project	34.6
Concrete and aggregates equipment	18.8
Expansion of Rioja Plant	16.3
Expansion of Pacasmayo Plant	15.4
Construction of diatomite brick plant	8.3
Brine Project	2.9
Other investing activities*	11.0
Total	152.0

* Includes capital expenditures in the Pacasmayo and Rioja plants, as well as investments in machinery, equipment and overhauls.

Third Quarter 2013 Earnings Release

Projects:

Fosfatos del Pacífico S.A.

In December 2011, the Company sold a 30.0% of the shares of the subsidiary Fosfatos del Pacifico S.A. for US$ 46.1 million to an affiliate of Mitsubishi Corporation, a globally-integrated company listed on the Tokyo Stock Exchange, which develops and operates business in multiple sectors.

In accordance with the terms of sale, Mitsubishi Corporation signed a long-term contract of purchase and sale (Off Take Agreement), in which it commits to acquire 2.0 million metric tons of phosphate per year with the option to buy an additional 0.5 million metric tons per year. The agreement has a term of 20 years.

The Company hired companies to begin a basic engineering study for the project’s various sections. Those selected were: Golder Associates to study the mine, a FL Smidth Minerals-Jacobs-Golder Associates consortium to study the plant, Berenguer Ingenieros to study the port, in addition to Pepsa Tecsult and Aecom to study the electrical transmission and water. The basic engineering and pre-feasibility studies are in the final stage of approval, therefore the results will be announced to the market in timely manner, which will allow for a more accurate analysis of the project.

Salmueras Sudamericanas S.A.

In 2011, the Company signed an agreement with Quimica del Pacifico (Quimpac), a leading Peruvian chemical company, to establish Salmueras Sudamericanas S.A., in which the Company owns 74.9% of the outstanding shares, with Quimpac holding the remaining 25.1%.

Currently, the Company is in the basic engineering development stage with German company, K-UTEC AG Salt Technologies, which has over 50 years of experience in the salt business, which will provide accurate information with which to measure the size of the industrial complex and provide more details regarding the production process.

Due to the complexity of our brine project, and in accordance with our strategy of disciplined capital expenditures, in order to develop this project we must first obtain the results of the basic engineering study and the local community agreements for the exploitation of these mineral resources.

Third Quarter 2013 Earnings Release

About Cementos Pacasmayo S.A.A.
Cementos Pacasmayo S.A.A. is a leading Peruvian cement company, and the only cement manufacturer in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 55 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/investors/

Note: The Company presented some figures converted from Nuevos Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Nuevos Soles to U.S. dollars was S/. 2.782 per US$ 1.00, which was the exchange rate, reported as of September 30, 2013 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only.

Note on Forward-Looking Statements
This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Third Quarter 2013 Earnings Release

Interim consolidated statements of financial position

As of September 30, 2013 and December 31, 2012

Assets	As of Sep-13 S/. (000)	As of Dic-12 S/. (000)
Current assets
Cash and term deposits	1,063,663	473,785
Trade and other receivables	77,395	69,395
Income tax prepayments	12,446	21,464
Inventories	305,015	278,149
Prepayments	15,052	10,616
	1,473,571	853,409

Assets	As of Sep-13 S/. (000)	As of Dic-12 S/. (000)
Non-current assets
Other receivables	43,583	36,110
Available-for-sale financial investments	38,498	34,887
Property, plant and equipment	1,498,670	1,394,835
Exploration and evaluation assets	55,996	49,486
Deferred income tax assets	17,724	13,438
Other assets	1,223	1,159
	1,655,694	1,529,915

Total assets	3,129,265	2,383,324

Liabilities and equity	As of Sep-13 S/. (000)	As of Dic-12 S/. (000)
Current liabilities
Trade and other payables	131,808	132,764
Interest-bearing loans and borrowings	-	22,884
Income tax payable	668	75
Provisions	22,439	24,029
	154,915	179,752

	As of Sep-13 S/. (000)	As of Dic-12 S/. (000)
Non-current liabilities
Interest-bearing loans and borrowings	819,416	192,571
Other non-current provisions	16,829	16,578
Deferred income tax liabilities, net	103,734	100,308
	939,979	309,457

Total liabilities	1,094,894	489,209

Equity	As of Sep-13 S/. (000)	As of Dic-12 S/. (000)
Capital stock	531,461	531,461
Investment shares	50,503	50,503
Additional paid-in capital	556,294	558,478
Legal reserve	116,262	105,221
Other components of equity	20,753	16,711
Retained earnings	679,434	570,878

Equity attributable to owners of the parent	1,954,707	1,833,252
Non-controlling interests	79,664	60,863

Total equity	2,034,371	1,894,115

Total liabilities and equity	3,129,265	2,383,324

Third Quarter 2013 Earnings Release

Interim consolidated statements of comprehensive income
For the three and nine-month periods ended September 30, 2013 and 2012

	3Q13 S/. (000)	3Q12 S/. (000)	9M13 S/. (000)	9M12 S/. (000)

Sales of goods	336,429	310,052	922,964	852,850
Cost of sales	-195,306	-189,787	-527,117	-524,907
Gross profit	141,123	120,265	395,847	327,943

Operating expenses

Administrative expenses	-58,733	-49,784	-150,382	-140,126
Selling and distribution expenses	-7,563	-7,736	-22,029	-21,601
Other operating (expenses) income, net	319	667	-1,425	1,954
Total operating expenses , net	-65,977	-56,853	-173,836	-159,773

Operating profit	75,146	63,412	222,011	168,170

Operating income (expenses)

Finance income	6,417	5,730	21,531	17,945
Finance costs	-9,571	-400	-27,114	-18,935
Net loss from exchange difference	-995	-570	-45,994	-1,187

Total other income (expenses), net	-4,149	4,760	-51,577	-2,177

Profit before income tax	70,997	68,172	170,434	165,993

Income tax expense	-22,195	-21,293	-53,154	-49,333
Profit for the period	48,802	46,879	117,280	116,660

Attributable to:
Equity holders of the parent	49,672	47,794	119,597	119,144
Non-controlling interests	-870	-915	-2,317	-2,484
	48,802	46,879	117,280	116,660

Earnings per share
Basic and diluted profit for period attributable to holders of common shares and investment shares of the parent (S/. per share)	0.09	0.08	0.21	0.21
Profit for the period	48,802	46,879	117,280	116,660

Third Quarter 2013 Earnings Release

Interim consolidated statements of changes in equity
For the nine-month periods ended September 30, 2013 and 2012

	Attributable to owners of the parent
	Capital stock S/. (000)	Investment shares S/. (000)	Additonal paid-in capital S/. (000)	Legal reserve S/. (000)	Available-for-sale reserve S/. (000)	Foreign currency translation reserve S/. (000)	Retained earnings S/. (000)	Total S/. (000)	Non-controlling interests S/. (000)	Total equity S/. (000)

Balance as of January 1, 2012	418,777	49,575	-	90,451	9,257	-1,228	473,721	1,040,553	33,032	1,073,585
Profit for the period	-	-	-	-	-	-	119,144	119,144	-2,484	116,660
Other comprehensive income	-	-	-	-	6,859	-156	-	6,703	-24	6,679
Total comprehensive income	-	-	-	-	6,859	-156	119,144	125,847	-2,508	123,339

Issue of common and investment shares	111,484	928	561,191	-	-	-	-	673,603	-	673,603
Appropriation of legal reserve	-	-	-	10,630	-	-	-10,630	-	-	-
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	28,557	28,557
Other adjustments of non-controlling interests	-	-	-2,713	-	-	-	-	-2,713	2,713	-
Balance as of September 30, 2012	530,261	50,503	558,478	101,081	16,116	-1,384	582,235	1,837,290	61,794	1,899,084

Balance as of January 1, 2013	531,461	50,503	558,478	105,221	18,226	-1,515	570,878	1,833,252	60,863	1,894,115
Profit for the period	-	-	-	-	-	-	119,597	119,597	-2,317	117,280
Other comprehensive income	-	-	-	-	2,527	1,515	-	4,042	76	4,118
Total comprehensive income	-	-	-	-	2,527	1,515	119,597	123,639	-2,241	121,398

Refund of capital contribution of non-controlling interests	-	-	-	-	-	-	-	-	-1,024	-1,024
Appropriation of legal reserve	-	-	-	11,041	-	-	-11,041	-	-	-
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	19,882	19,882
Other adjustments of non-controlling interests	-	-	-2,184	-	-	-	-	-2,184	2,184	-
Balance as of September 30, 2013	531,461	50,503	556,294	116,262	20,753	-	679,434	1,954,707	79,664	2,034,371